Global Social Awareness Fund. Effective October 1, 2007, the Social Awareness Fund changed its name to the Global Social Awareness Fund. In connection with the name change, the Fund's principle investment objective changed from investing "under normal circumstances, at least 80% of its net assets in the common stock of U.S. companies meeting the Fund's social criteria" to investing "under normal circumstances, at least 80% of its net assets in the common stock of U.S. and foreign companies."

Small-Mid Growth Fund. Effective March 10, 2008, the Small Cap Strategic Growth Fund changed its name to the Small-Mid Growth Fund. In connection with the name change, the Fund's principle investment objective changed from investing
"under normal circumstances, at least 80% of its net assets in common stock of small U.S. companies" to investing "under normal circumstances, at least 80% of its net assets in common stock of small- and medium-sized U.S. companies."